12100 West Center Road

Omaha, Nebraska 68144

(402) 691-4000

March 12, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins

Myra Williamson

Steve Lo

Re: Gordmans Stores, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed March 29, 2012

File No. 001-34842

Ladies and Gentlemen:

Gordmans Stores, Inc. (the “Company”) is writing to respond to the comment letter, dated March 4, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Company’s Form 10-K for the fiscal year ended January 28, 2012 (the “Form 10-K”). This is a follow up to the Staff’s comment letter dated January 13, 2013, and the Company’s response letter dated February 13, 2013. The Company’s responses below correspond to the captions and numbers of the Staff’s comments (which are reproduced below in italics). Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 28, 2012

Notes to Consolidated Financial Statements, page 54

A. Summary of Significant Accounting Policies, page 54

Receivables, page 54

1.	We note from your proposed disclosure for sale-leaseback accounting in response to comment two of our letter dated January 30, 2013 that you state in part “[t]he Company bears substantially all construction period risk for new store construction projects and the Company pays for the construction costs pursuant to a contractual arrangement that includes the right of reimbursement from the landlord.” Please address the following:

•

Provide us your evaluation to further support you have substantially all of the construction period risk. Specifically, provide us your maximum guarantee test under ASC 840-40-55-8 through 55-16. In addition, tell us how the right of reimbursement from the landlord is considered in your maximum guarantee test under ASC 840-40-55-9(b), 55-9(h) and automatic indicators of ownership under ASC 840-40-55-15(b)(1).

RESPONSE – ASC 840-40-15-5 requires that a lessee be considered the owner of an asset, or construction project, during the construction period if the lessee has substantially all of the construction period risks, which is the case for the Company’s sale-leaseback transactions. According to ASC 840-40-55-2, an evaluation of whether the lessee has substantially all of the construction period risks should be based on a maximum guarantee test that is similar to the 90 percent recovery test in the minimum-lease-payments criterion in paragraph ASC 840-10-25-1(d). ASC 840-40-55-10 states that if the documents governing the construction project could require, under any circumstance, that the lessee pay 90 percent or more of the total project costs as of any point in time during the construction period, then the lessee should be deemed to have substantially all of the construction period risks and should be considered the owner of the construction project during the construction period. The maximum guarantee assessment is made only once (at the beginning of the construction project), per ASC 840-40-55-11, and should include the present value of the maximum amount the lessee can be required to pay at that point in time. ASC 840-40-55-8 states that the maximum guarantee should also include, among other things, payments made by the lessee in the capacity of a developer, a general contractor, or a construction manager-agent that are reimbursed less frequently than is normal and customary, as well as obligations of the lessee to fund construction cost overruns.

ASC 840-40-55-15(b) states that, regardless of whether the lessee’s maximum guarantee is less than 90 percent of the total project costs or not, the lessee is considered the owner of a project if, in connection with the project, the lessee is responsible for paying directly any cost of the project other than as follows:

1.	Pursuant to a contractual arrangement that includes a right of reimbursement.

2.	Payment of an environmental cost.

3.	Normal tenant improvements, which exclude costs of structural elements of the project and equipment that would be a necessary improvement for any lessee (for example, the cost of elevators, air conditioning systems, or electrical wiring).

The Company enters into new store construction/operating lease agreements with landlords for new store construction projects. Pursuant to the underlying agreement, the Company is responsible for funding all of the construction costs incurred during the construction period, including cost overruns and change orders in accordance with ASC 840-40-55-9(h), and the landlord is responsible for reimbursing the Company pursuant to the underlying agreement. The amount to be reimbursed to the Company, or the tenant improvement allowance, is also defined in the underlying agreement and can include both structural assets, such as the building shell, and non-structural assets, such as furniture, fixtures and equipment.

The Company is responsible for paying all of the construction costs during the construction period, including those costs that are not normal tenant improvements, such as grading, concrete, walls and all other structural costs. Accordingly, the Company meets one of the automatic indicators of ownership as outlined in ASC 840-40-55-15(b)(3) and is therefore considered the owner of the construction project during the construction period.

As a result of the above evaluation, the Company advises the Staff that it has determined that the Company is deemed the accounting owner of leased store locations during the construction period as it has substantially all of the construction period risks for new store construction projects.

•	Describe separately the rights of reimbursement for both the structural improvements and non-structural improvements, including the amount, timing and your typical accounting journal entries to record these reimbursements when you bill and receive payments from your landlords. In addition, please provide to us a courtesy copy of a construction arrangement with your landlord that details the terms of reimbursement.

RESPONSE – The amount of construction project costs that the Company will be reimbursed for by the landlord, or the tenant improvement allowance, is defined in the new store construction/operating lease agreements. However, the agreements do not designate the tenant improvement allowance to be used for structural improvements or non-structural improvements, as the tenant improvement allowance can be used at the Company’s sole discretion for the new store construction project. The Company works with its general contractor to develop a budget for total construction costs (including structural and non-structural). The tenant improvement allowance is first applied to the structural improvements, or the building shell (landlord-owned assets), with any remaining tenant improvement allowance applied to the non-structural improvements. The timing of when the reimbursement will be received from the landlord is specifically defined in each underlying agreement.

Pursuant to the Staff’s request, the Company is providing to the Staff an excerpt from a new store operating lease agreement which reflects the tenant improvement allowance received from the landlord and the terms, including timing, of reimbursement. See Section 6.8, Improvement Allowance, of the lease agreement separately attached.

The entries and description which follow provide an example of how the Company records a typical tenant improvement allowance arrangement. In this example, the total cost of construction was $4,000,000 and a tenant improvement allowance is received for $3,800,000 for both structural and non-structural construction costs.

Construction in progress	$1,900,000
Cash		$1,900,000
To record periodic construction costs incurred by the Company related to a new store where the store will be leased from a landlord under an operating lease arrangement.

Landlord receivable	$1,900,000
Deferred rent		$1,900,000
To record the amount billed to the landlord for reimbursement of construction costs pursuant to the lease agreement which outlines 50% of the cost is reimbursable to the Company when 50% of the construction is complete.

Cash	$1,900,000
Landlord receivable		$1,900,000
To record collection of the first installment of the tenant improvement allowance from the landlord.

Construction in progress	$2,100,000
Cash		$2,100,000
To record remaining construction costs incurred by the Company for both structural and non-structural assets which total $4,000,000.

Landlord receivable	$1,900,000
Deferred rent		$1,900,000
To record the amount billed to the landlord for the remaining 50% of the tenant improvement allowance payable at the completion of the construction project.

Cash	$1,900,000
Landlord receivable		$1,900,000
To record collection of the final installment of the tenant improvement allowance from the landlord.

Upon completion of the construction project, the Company and landlord determined that the structural assets, or landlord-owned assets, were $3,000,000 of the total $4,000,000 construction costs incurred and paid by the Company.

Deferred rent	$3,000,000
Construction in progress		$3,000,000
To adjust deferred rent and construction in progress amounts to reflect the sale of the structural assets to the landlord pursuant to sale-leaseback accounting.

Property and equipment	$1,000,000
Construction in progress		$1,000,000
To reclassify the Company’s normal tenant improvements as leasehold improvements when the assets are placed into service.

In this illustration, the total construction costs were $4,000,000 of which $3,800,000 was reimbursed with a tenant improvement allowance from the landlord. The Company is liable for construction overruns in these sale-leaseback arrangements. Proceeds from sale-leaseback transactions of $3,000,000 are reflected on the Company’s cash flow statement and deferred rent of $800,000 remains on the Company’s balance sheet which represents the amount of tenant improvement allowances received relating to non-structural fixed assets. This illustration reflects $200,000 of construction costs incurred by the Company in excess of the tenant improvement allowance. This cost overrun was capitalized as property and equipment as part of the $1,000,000 capitalized in the final entry above.

2.	Based on your response to comment four of our letter dated January 30, 2013, it appears you bill for both structural and non-structural construction at the same time. In addition, we note from your response to comment two you record a landlord receivable when you bill the landlord for reimbursement. Please clarify what you credit in your accounting journal entries when you bill the landlords for reimbursement with respect to both structural and non-structural construction.

RESPONSE – As noted in the Company’s response to Comment #1 above, deferred rent is credited when a landlord receivable is recorded and a bill is sent to the landlord for a tenant improvement allowance reimbursement.

Property and Equipment, page 55

3.	We note from your proposed disclosure for sale-leaseback accounting in response to comment two of our letter date January 30, 2013 that you state in part “…or may benefit if the cost of construction is less than the tenant improvement allowance.” Please further clarify your statement that “no gain or loss associated with the sale of such assets is recognized as the Company receives reimbursement from the landlord for the construction and leases are structured as operating leases.” In addition, clarify how you may benefit if you receive the full reimbursement from the landlord.

RESPONSE – Our fiscal year 2011 Form 10-K included a disclosure statement that “no gain or loss associated with the sale of such assets is recognized as the Company receives reimbursement from the landlord for the construction and leases are structured as operating leases.” The intent of this disclosure was to highlight there is no income statement impact associated with a sale-leaseback transaction and no gain or loss associated with the Company being the accounting owner during the construction period. As illustrated in our proposed disclosure for sale-leaseback accounting in Comment #2 of our letter dated February 13, 2013, we have eliminated this sentence to enhance the clarity of our disclosure. The journal entries illustrated in the Company’s response to Comment #1 herein to the Staff illustrate there is no gain or loss associated with the sale-leaseback transaction.

At the completion of the construction of a new store, the structural improvements, for example the building shell, that are owned by the landlord are in effect sold to the landlord and are leased back by the Company pursuant to sale-leaseback accounting. The Company does not recognize a gain or loss associated with this sale as the Company incurred and paid all construction costs during the construction period and was reimbursed for these costs by the landlord pursuant to the underlying lease agreement. As the Company bears the construction risk, if the construction costs incurred are less than the tenant improvement allowance received from the landlord, no gain is recognized, but rather the excess tenant improvement allowance, which is a lease incentive as defined in ASC 840-20-25-6, is recorded in deferred rent and amortized over the lease term as a reduction of rent expense.

The Company benefits from the landlord reimbursements in excess of cost of construction as the Company is allowed to use the excess tenant improvement allowance at its sole discretion. Such excess reimbursements are credited to deferred rent and are amortized as a reduction of rent expense over the lease term, as this represents a lease incentive benefit from the landlord as defined in ASC 840-20-25-6.

Supplemental Cash Flow Information, page 59

4.	We note from your response to comment five of our letter dated January 30, 2013 that $13 million in “proceeds from sale of property and equipment” represents proceeds from reimbursement of construction costs from the landlord during the construction period when sale-leaseback accounting is applied. We also note from your response that the supplemental cash flow information is provided to disclose the transfer of ownership of the structural assets to the landlord at the completion of construction as a separate and distinct non-cash transaction. Please address the following:

•	Tell us when the sale of structural construction is consummated under ASC 360-20-40-7 or alternatively, provide authoritative accounting literature to support your accounting for the sale in the sale-leaseback transaction.

RESPONSE – Once construction of a new store is completed pursuant to the underlying store operating lease agreement, the structural assets owned by the landlord, for example the building shell, are in effect sold to the landlord by the Company and are leased back by the Company pursuant to sale-leaseback accounting. As such, the sale of structural assets is consummated when construction is completed.

ASC 360-20-40-7 states that “A sale shall not be considered consummated until all of the following conditions are met:

a.	The parties are bound by the terms of a contract.

b.	All consideration has been exchanged.

c.	Any permanent financing for which the seller is responsible has been arranged.

d.	All conditions precedent to closing have been performed.”

Criterion (a) is met at the completion of the construction project, as the Company enters into a new store construction/operating lease agreement with the landlord for all new store construction projects. The agreements are executed by both parties prior to the construction project, and the Company and the landlord are bound by the terms of the agreement.

Regarding criterion (b), while not all consideration may have been received related to the landlord reimbursement, the majority of the consideration has been exchanged during the construction period and any remaining consideration is reasonably assured by a right to offset in the lease agreement. The following is an excerpt from a lease illustrating this right:

Notwithstanding anything herein to the contrary, in the event that Landlord fails to pay Tenant any portion of the Improvement Allowance in accordance with the terms here, Tenant, without waiving any other rights or remedies it may have, shall be entitled to immediately offset the amounts not so paid plus interest accruing at the Interest Rate against 100% of the subsequent payment of Base Rent, Additional Rent and/or any other amounts due to Landlord under the Lease.

Criterion (c) does not apply as there is no permanent financing by the Company related to new store construction projects.

Regarding criterion (d), the Company receives a certificate of occupancy at the completion of the construction project prior to the new store being opened, so all conditions precedent to closing have been performed before the sale has been consummated.

•

Please clarify why you believe it is appropriate to present $13 million as “proceeds from sale-leaseback transactions” during the construction period before you transfer the ownership of the structural assets.

RESPONSE – As noted in the Company’s response to Comment #1, for certain new store construction/operating lease agreements, the Company incurs and pays for all construction costs during the construction period. As these construction costs are paid, the Company includes these amounts in “purchase of property and equipment” in cash flows from investing activities in the consolidated statements of cash flows. The Company is reimbursed by the landlord for the construction costs incurred and paid by the Company up to the amount of the tenant improvement allowance pursuant to the underlying lease agreement. The Company bills the landlord pursuant to the new store construction/operating lease agreement and, as the reimbursements are received from the landlord during the construction period and/or at completion of the construction project, the Company’s accounting policy is to include such reimbursements from landlords in “proceeds from sale-leaseback transactions” (which was previously titled “proceeds from sale of property and equipment” in the fiscal year 2011 Form 10-K) in cash flows from investing activities in the consolidated statements of cash flows in the period they are received. The Company believes that this presentation is appropriate as this disclosure represents actual cash received pursuant to the sale-leaseback transaction during the period. Additionally, this presentation aids the reader as the “proceeds from sale-leaseback transactions” can be matched against the Company’s funds spent on capital expenditures to provide the reader with the net amount paid by the Company (e.g. the amount spent in excess of the tenant improvement allowance). Further, the Company believes that this provides investors with a clearer picture of what the Company’s true capital expenditures were during a given fiscal year, which the Company further illustrates in Management’s Discussion and Analysis in Item 7 of the Form 10-K. When construction is complete, the Company’s accounting policy is to record a sale-leaseback transaction which represents the title transfer of the structural assets that are sold back to the landlord pursuant to sale-leaseback accounting. The sale-leaseback transaction is disclosed in the financial statements included in the Form 10-K under “Supplemental Cash Flow Information” in Note A, Summary of Significant Accounting Policies, as a non-cash investing activity in accordance with the Company’s accounting policy for sale-leaseback transactions. This supplemental cash flow disclosure amount may differ from the amount included in proceeds from sale-leaseback transactions in the consolidated statement of cash flows, depending on when capital expenditures on new stores are incurred and paid and when the Company bills and is reimbursed by the landlord.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and we appreciate the Staff’s assistance in this process. Should you have any questions relating to any of the foregoing, or would like to discuss any of our responses, please feel free to contact the undersigned at (402) 691-4290.

Sincerely,

Gordmans Stores, Inc.

By:	/s/ Michael D. James
Name:	Michael D. James
Title:	Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary

cc:	Heather Townsend-Macan, Grant Thornton, LLP

Gerald T. Nowak, P.C., Kirkland & Ellis LLP